EXHIBIT 99.1

Brookfield Asset Management Appoints Calin Rovinescu as Senior Advisor

BROOKFIELD NEWS, March 22, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced the appointment of Calin Rovinescu as a Senior Advisor within its global private equity group.

Mr. Rovinescu is a seasoned global executive, most recently serving as President and Chief Executive Officer of Air Canada, Canada’s largest domestic and international airline and among the 20 largest airlines in the world, before retiring in February 2021. During his 12-year tenure leading the company, he oversaw its transformation into a global aviation leader offering an extensive worldwide network, while winning numerous customer awards and delivering strong financial results and stock market performance.

As Senior Advisor, Mr. Rovinescu will actively support Brookfield’s private equity group, and Brookfield more broadly, in sourcing and executing on attractive global investment opportunities, with a particular focus on the aviation and aerospace sectors, and implementing operations-oriented value creation opportunities across its portfolio companies.

“Calin is a highly accomplished executive with demonstrated capabilities in leading effective business transformations and delivering strong financial performance,” said Cyrus Madon, CEO of Brookfield’s Private Equity Group. “His insights and expertise will be tremendously beneficial to our team, and we are delighted to have him join us.”

“I’m pleased to join Brookfield’s private equity group and look forward to working closely with the leadership team to build on its long track record of investing in, strengthening, and growing high quality businesses over the long term,” said Mr. Rovinescu.

Prior to his role leading Air Canada, Mr. Rovinescu served as the company’s Executive Vice President, Corporate Development & Strategy, and as its Chief Restructuring Officer. He was previously a co-founder and Principal of an independent investment bank and, prior to that, practiced business law as a Managing Partner at one of Canada's leading law firms.

He is currently a member of the Board of Directors of Scotiabank and BCE Inc. and serves as Chancellor at the University of Ottawa. He was formerly Chair of the Star Alliance Chief Executive Board and of the Board of Governors of the International Air Transport Association. He was recently appointed a Senior Advisor to Teneo, a CEO advisory firm. Mr. Rovinescu is a member of the Order of Canada.

Brookfield Asset Management Inc. is a leading global alternative asset manager with US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com